Exhibit 12.1
Olympic Steel, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

			Year Ended December 31,
	Nine
	Months Ended
	Sept. 30, 2009	2008	2007	2006	2005	2004
Income (loss) before taxes	$(95,244)	$108,098	$40,505	$49,406	$36,193	$98,893
Add:
Amortization of previously capitalized interest	55	37	—	—	—	—
Interest (including capitalized interest)	1,919	1,580	2,819	2,677	3,703	4,655
Interest portion of rental expense	189	262	253	213	129	102

Total additions	2,108	1,842	3,072	2,890	3,832	4,757
Deduct:
Capitalized interest	(58)	(432)	—	—	—	—

Total earnings (loss)	(93,194)	109,508	43,577	52,296	40,025	103,650

Capitalized interest	58	432	—	—	—	—
Interest and other expense on debt	1,861	1,148	2,819	2,677	3,703	4,655
Interest portion of rental expense	189	262	253	213	129	102

Fixed charges	2,108	1,842	3,072	2,890	3,832	4,757

Ratio of earnings to fixed charges(1)	—	59.46	14.18	18.10	10.44	21.79

(1)	Earnings were insufficient to cover fixed charges by approximately $95.3 million for the nine months ended September 30, 2009; accordingly, no ratio is presented for such period.